UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of  MAY 2008

Commission File No. 000-13548

HAWTHORNE GOLD CORP.

(as successor entity to Cusac Gold Mines Ltd. pursuant to

Rule 12g-3(a) under the Securities Exchange Act of 1934)

(Translation of registrant's name into English)

1818 - 701 West Georgia Street, Vancouver, British Columbia Canada V7Y 1C6

(Address of principal executive office)

Attachment:

1.

Notice of Annual General Meeting to be held May 29, 2008

2.

Information Circular to Annual General Meeting to be held May 29, 2008

3.

Proxy in connection with Annual General Meeting to be held May 29, 2008

4.

News release dated May 20, 2008

5.

News release dated May 30, 2008

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAWTHORNE GOLD CORP.

Date:  May 30, 2008

/s/ Patrick McGrath

__________________________________

Patrick McGrath

Chief Financial Officer